UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                   Under the Securities Exchange Act of 1934

                                Amendment No.: 3

        Name of Issuer: Merlin Software Technologies International, INC.

          Title of Class of Securities: COMMON STOCK $0.001 PAR VALUE

                            CUSIP Number: 59011Y108

    Date of Event Which Requires Filing of This Statement: December 31, 2003

            Check the appropriate box to designate the rule pursuant
                        to which this Schedule is filed:
                               [x] Rule 13d-1(b)
                               [ ] Rule 13d-1(c)
                               [ ] Rule 13d-1(d)

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.     Name of Reporting Person and S.S. or I.R.S. Identification
        No of Above Person:    Pequot Capital Management, Inc.
        Tax ID:                          06-1524885

2. Check the Appropriate Box if a Member of a Group a.
        b.

3.     SEC Use Only

4.     Citizenship or Place of Organization:
        Connecticut

Number of Shares Beneficially Owned by Each Reporting Person With:

       5.     Sole Voting Power:            0

       6.     Shared Voting Power:          0

       7.     Sole Dispositive Power:       0

       8.     Shared Dispositive Power:     0

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:  0

10.    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

11.    Percent of Class Represented by Amount in Row (9):    0%

12.    Type of Reporting Person:     IA, CO


Item 1(a) Name of Issuer:  Merlin Software Technologies International, INC.

     1(b) Address of Issuer's Principal Executive Offices:
          4370 Dominion Street, 3rd Floor, Burnaby BC Canada V5G 4L7

Item 2(a)-(c). Name, Principal Business Address, and Citizenship of Persons
               Filing:
               Pequot Capital Management, Inc., 500 Nyala Farm Road, Westport, CT, 06880, which is a Connecticut corporation.

     (d) Title of Class of Securities: COMMON STOCK $0.001 PAR VALUE

     (e) CUSIP Number: 59011Y108

Item 3. This statement is filed pursuant to Rule 13d-1(b)(1)(ii)(E).
        Pequot Capital Management, Inc. is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

Item 4. Ownership.
        Ownership as of December 31, 2003 is incorporated herein by reference from items (5) - (9) and (11) of the cover page of the Reporting Person.

Item 5. Ownership of Five Percent or Less of a Class.
        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [x]

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.
        Not applicable

Item 8. Identification and Classification of Members of the Group.
        Not applicable

Item 9. Notice of Dissolution of the Group.
        Not applicable

Item 10.

By signing below, I certify that, to the best of my knowledge and belief, the Securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2004

By: /s/ Aryeh Davis
Title:  Principal and General Counsel